Exhibit 1

TESCO CORPORATION

RENEWAL ANNUAL INFORMATION FORM

For the Year Ended December 31, 2002

May 2, 2003

TABLE OF CONTENTS

THE CORPORATION	1
Corporate Structure	1
GENERAL DEVELOPMENT OF THE BUSINESS	1
DESCRIPTION OF THE BUSINESS	2
Principal Products and Services	2
Competitive Conditions	8
Facilities	8
Employees	8
Environmental Protection	9
Risks of Foreign Operations	9
SELECTED CONSOLIDATED FINANCIAL INFORMATION	9
DIVIDEND POLICY	9
DIRECTORS AND OFFICERS	9
Directors	9
Officers	10
MANAGEMENT’S DISCUSSION AND ANALYSIS	12
MARKET FOR SECURITIES	12
ADDITIONAL INFORMATION	12
FORWARD-LOOKING STATEMENTS	13

THE CORPORATION

Tesco Corporation (“Tesco” or the “Corporation”) is incorporated under the Business Corporations Act (Alberta). The Corporation’s registered and principal office is located at 6204 — 6A Street S.E., Calgary, Alberta T2H 2B7. Tesco’s website address is www.tescocorp.com.

Tesco was created on December 1, 1993 through the amalgamation of Shelter Oil and Gas Ltd., Coexco Petroleum Inc., Forewest Industries Ltd. and Tesco Corporation. The amalgamated corporation continued under the name Tesco Corporation.

Corporate Structure

The following table sets out the names and jurisdictions of incorporation of the material subsidiaries of Tesco as at December 31, 2002, all of which are wholly owned by Tesco.

Name of Subsidiary	Jurisdiction of Incorporation

Tesco Corporation (US)	Delaware
Tesco Services Inc.	Delaware
Casing Drilling International Ltd.	Barbados, W.I.
PT. Tesco Indonesia	Indonesia

Unless the context indicates otherwise, a reference in this Annual Information Form to “Tesco” or “the Corporation” includes the subsidiaries of Tesco.

GENERAL DEVELOPMENT OF THE BUSINESS

Over the past three years, Tesco has developed its business as an innovative oilfield drilling technology company and growing oilfield service and equipment supplier. Tesco is a global leader in the design, manufacture and service of certain technology-based products for the upstream energy industry. Drawing upon its commitment to an in-house research and development program and its experience in many major petroleum producing regions in the world, the Corporation aims to improve the manner in which oil and gas wells are drilled by introducing technology that improves the efficiency and safety of drilling operations and thereby reduces the cost of drilling for oil and gas.

Over the past three years, the Corporation’s revenues have been derived principally from the sale and operation of its portable top drive drilling systems, which the Corporation developed and commercialized. Approximately 90% of the Corporation’s revenues in 2002 were derived from top drive sales, the provision of top drive services, and associated repair and maintenance services.

The Corporation is developing a second core business with its Casing Drilling™ technology, a revolutionary method for drilling wells which allows a well to be drilled with conventional oil field casing, thereby eliminating the use of drill pipe and drill collars and the time spent “tripping” or removing and reconnecting the drill pipe. Tesco acquired the patent rights to the Casing Drilling™ process in 1995 and has since been developing the surface and downhole tools required to give effect to that process. The technology reached the commercial stage in early 2002, and the Corporation anticipates that Casing Drilling™ will become a significant part of its business over the next several years.

Effective November 1, 2002 Tesco acquired, through its wholly-owned subsidiary Tesco Services Inc., all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (“Bo Gray”) from The Catalyst Group, Inc. and its affiliate partners. Bo Gray is a casing and tubing running company operating in eastern Texas and northern Louisiana. Consideration for this acquisition was US$10.5 million paid on closing with approximately US $0.5 million in assumed trade liabilities and up to an additional US$5.5 million payable out of continuing operations over the next three years based on Bo Gray’s performance.

As of December 31, 2002, Tesco held a 22% equity interest in Drillers Technology Corporation (“DTC”), a publicly traded drilling contractor based in western Canada. At December 31, 2002 DTC owned and operated eight drilling rigs, all of which were built by Tesco and sold to DTC at arm’s length prices. Each of these eight DTC drilling rigs are dual purpose in that they are capable of both Casing Drilling™ and conventional drill pipe drilling. From time to time, Tesco leases drilling rigs from DTC for use in both internal Casing Drilling™ testing activities and on commercial projects.

Over the past three years, Tesco has disposed of a number of other businesses in order to concentrate its efforts on the Corporation’s core business interests. Until 2001, the Corporation manufactured completion equipment and accessories through its wholly owned subsidiary, Tesco Completions Ltd. (formerly Gris Gun Ltd.). The operating assets and goodwill of Tesco Completions Ltd. were sold in July 2001 for cash consideration of $20 million. Also in 2001, the Corporation sold its underbalanced drilling assets for cash consideration of $50.7 million. In June 2000, the operations of Tesco Power & Motion Control Ltd. (“TPMC”) were closed down and the company was subsequently dissolved in December 2000. TPMC was a wholly owned subsidiary of Tesco that had been created through the amalgamation of three subsidiaries, Ener-Rig Supply Ltd. (“Ener-Rig”), Kelon Electric Ltd. (“Kelon”) and Mainline Industries Ltd. (“Mainline”), all three of which had been acquired by Tesco in 1996. Ener-Rig and Kelon had supplied electrical components and services to the oil and gas drilling industry, serviced the production and transmission sectors of the petroleum industry and supplied power-generating packages to remote locations in northern Canada. Mainline was in the business of the engineering, development, manufacturing, repair and service of hydraulic machinery.

DESCRIPTION OF THE BUSINESS

Tesco is an international oilfield technology and service company operating in over twenty countries. Tesco designs, manufactures, operates and services oilfield equipment used in drilling oil, gas and geothermal wells. Tesco also conducts an ongoing, in-house research and development program targeted at the practical application of new technology for the drilling and casing of wells.

Principal Products and Services

The Corporation’s operations are principally in the oil and gas service sector. In 2002 the Corporation generated revenues primarily through the activities of two divisions, the Wellsite Services Division and the Products Division. The Corporation also conducts substantial product development activities.

Wellsite Services Division

Description of Services

Tesco’s Wellsite Services Division provides specialized drilling and casing equipment and services on a fee-for-service basis to drilling contractors and operating companies throughout the world. One of the principal products offered by the Wellsite Services Division is the portable top drive, which historically has been responsible for most of the revenues generated by the Corporation’s Wellsite Services Division. The Corporation has also begun to offer Casing Drilling™ services and casing running services, utilizing the Corporation’s new technology. The Wellsite Services Division also generates revenue from a variety of other drilling-related oilfield products and services.

     Top Drive Services

Tesco’s portable top drive services remained the dominant revenue generator for the Corporation in 2002. Tesco provides top drives on a day-rate basis for land and offshore drilling rigs around the world. Tesco’s top drives offer portability and flexibility, permitting oil and gas companies to conduct top drive drilling for all or any portion of a well. Tesco offers a range of top drive systems for installation in most sizes and types of rigs, including service rigs. The range includes both hydraulic and electric powered systems with power ratings from 450 horsepower to 1350 horsepower. Tesco’s electric top drive systems utilize late-generation alternating current technology and use a permanent magnet motor and a computerized control system. This non-sparking, lightweight, electric top drive represents a significant technological advancement over more conventional electric top drives.

The Corporation supports the operation of its portable top drives with a team of over 150 experienced drilling personnel who are trained in the operation and maintenance of the product. One or more of these individuals accompany each top drive in the field to assist the drilling contractor with the installation and operation of the equipment.

At December 31, 2002, Tesco owned and operated a fleet of 140 portable top drive systems. In response to anticipated growth demand for top drive services, Tesco expanded its top drive fleet in 2002 by adding seven new units. These systems are deployed strategically around the world, to be available to customers on a timely basis. The geographic distribution of the fleet at December 31, 2002 was:

Canada	29
USA	41
Mexico	18
South America	22
Asia Pacific	18
Europe/Africa/Middle East	12

140

Top drive service activity experienced a decline in 2002 over 2001, resulting from a number of factors in various markets:

•	Lower drilling activity in both the United States and Canada led to lower top drive utilization rates throughout the year, which was exacerbated by the hurricane season in the southern United States in the third quarter and a short winter drilling season in Canada.

•	Recent economic and political developments in South America led to poor equipment utilization in the region: activity in Argentina was flat throughout the year, and in Venezuela there was a marked decline in top drive activity towards the end of the year. As a result, the Corporation has moved a number of units out of South America and is considering the feasibility of further fleet reductions in the region in order to deploy equipment to other markets until the prospects in South America improve.

•	Activity in Mexico remained strong throughout the year, with four top drive units added to the fleet in that country to meet demand. The Corporation currently has two long-term top drive services contracts with PEMEX, the national oil company of Mexico. The first of these contracts, for offshore services, has been in place since late 2000 and is scheduled to be re-tendered in mid-2003. The second, for onshore top drive services, was commenced in late 2002 and expires in September 2004. In addition, the Corporation has contracts to supply top drive services to a number of drilling contractors who are providing drilling services to PEMEX.

•	Activity in the Corporation’s Asia Pacific business unit remained strong in 2002, with increased activity in Indonesia and Australia. Overall activity in the Europe, Africa, Middle East (“EAME”) business unit was also reasonably strong in 2002. There was a marked decline in top drive utilization in Algeria. However, the Corporation did realize increased activity in the United Arab Emirates as well as obtaining new business in Egypt and other EAME locations.

     Casing Drilling™ Services

In 2002 Tesco began to provide Casing Drilling™ services as a fully commercial service, through drilling service contracts with oil and gas operators.

Casing Drilling™ is a new method for drilling wells that is aimed at reducing both drilling time and the incidence of unscheduled drilling events. In conventional drilling, the entire string of drill pipe must be removed from the hole each time a bit or item of downhole equipment must be replaced. To “trip” or remove and reconnect the drill pipe is a time consuming process which leaves the hole in a static condition, exposing it to a variety of potential integrity problems. With Casing Drilling™, the well is not drilled with drill pipe; instead, it is drilled with standard oilfield casing that remains in the hole. Drill bits and other downhole tools are lowered on wireline inside the casing and latched to the bottom joint of casing, with the ability to circulate the well at all times. Tools are recovered in a similar fashion. Since the casing remains in the well and circulation is maintained at all times, wellbore integrity is preserved, reducing the likelihood of certain problems associated with unscheduled events such as swelling or sloughing formations and washouts. Since drill pipe is not being tripped, the risk of swabbing oil or gas into a well causing a kick or blowout is reduced, as is wearing a hole in previously set casing. Since the well is cased as it is drilled the problem of unintentional sidetracking is significantly reduced, and the risk of tool loss in the hole is also reduced.

Tesco has been actively engaged in the development of its Casing Drilling™ process since 1995, and since 1999 has completed numerous field trials which have affirmed the effectiveness of the process. In February 2002, the Corporation launched the first major commercial application of its Casing Drilling™ service, with the signing of a two-year drilling contract with ConocoPhillips (“Conoco”) for wells in the Lobo field in southern Texas. Under this contract, Tesco has undertaken a drilling program using three new Casing Drilling™ rigs, which were designed and principally manufactured at the Corporation’s facilities in Calgary, Alberta specifically for use in providing drilling services to Conoco. Two of these rigs were completed and delivered to Conoco drilling sites in late 2002, and the third in January 2003. All three are now engaged in Casing Drilling™ operations.

Also in February 2002, the Corporation entered into an 18-month agreement to supply certain above ground and downhole tools to a drilling contractor in Algeria for the drilling of high-capacity water wells using Casing Drilling™ techniques. Drilling commenced under this contract in October 2002.

Tesco has been working with Shell Expro U.K. on various applications of Casing Drilling™ for drilling extended reach wells from one of the Brent Platforms in the North Sea. In 2002, Tesco completed a testing program for a variety of Casing Drilling™ tools designed for this application. Deployment of these tools is expected in the second quarter of 2003.

In recent months Tesco has entered into several new Casing Drilling™ contracts. In October 2002, it entered into a joint venture agreement with an offshore drilling contractor, and together with that contractor is negotiating with major operators for drilling contracts. In December 2002, Tesco signed a contract with Petrobras, the Brazilian National Oil Company, to provide Casing Drilling™ services onshore in the northeastern region of that country. This contract is for drilling services of a value estimated at approximately US$1 million. Drilling is expected to commence in April 2003. In February

2003, a contract was signed with PEMEX for a 10-well onshore Casing Drilling™ program in the Burgos and Chicontopec fields in northern Mexico. This contract is valued at just under U.S. $4.8 million. Drilling commenced in March 2003 using DTC Rig #4, which Tesco has leased for the duration of the PEMEX contract.

The Corporation has also engaged in a number of other Casing Drilling™ projects in various onshore North American locations, including a project with an oil and gas operator in Canada to test the application of Casing Drilling™ technology to continuous coring operations. In addition, the Corporation is in discussions with a number of operators regarding the potential use of Casing Drilling™ technology in other drilling applications such as coal bed methane.

     Casing Running Services

Over the past year Tesco has recognized the potential application of its products and technology for the provision of casing running and casing reaming services. The Corporation has launched its new Casing Assist Running Service, which utilizes a combination of Tesco’s top drive, casing drive system, connection rings and reaming shoe to allow casing to be circulated, rotated and if necessary reamed to bottom. The Corporation established an entry position in the casing running market in 2002, completing a number of jobs in Canada and northern U.S. in a variety of applications, from shallow horizontal wells to deep directional wells. These activities have generated favourable technical results and positive customer feedback, which suggest considerable market potential for this service. The Corporation therefore anticipates a significant increase in casing running activity in 2003.

With its November 2002 acquisition of Bo Gray the Corporation made an entry into the casing running market in the regional markets of northeast Texas and northern Louisiana, where Bo Gray had established a significant market presence in the provision of traditional casing running services. This acquisition provides the Corporation with a platform from which to introduce its Casing Drilling™ technology, through the use of certain Casing Drilling™ components, in the performance of casing running services in these land-based markets. This market introduction will help to prepare the Company for such work offshore. This acquisition made a positive contribution to Tesco’s consolidated results in 2002.

     Other Services

Tesco provides a variety of other services to international customers, including well control services that utilize the Corporation’s fleet of 16 At Floor Snubbing Units. These units, which were built by Tesco with the Corporation’s proprietary design, are used for slide assist drilling in shallow, extended-reach horizontal wells and for underbalanced drilling. Tesco’s well control activity declined significantly in 2002 due in large part to the worldwide decline in drilling activity and the suspension of an underbalanced drilling project with Sonatrach, the Algerian national oil company.

Products Division

The Products Division designs and manufactures specialized drilling equipment for sale to customers throughout the world, and provides after-sales maintenance and repair services for these products. More than 70% of its third party sales revenue in 2002 resulted from sales of top drives. The Products Division also manufactures equipment for the Corporation’s Wellsite Services Division. In 2001, 43% of the Corporation’s sales were to third party customers and 57% to the Wellsite Services Division; in 2002, sales were 55% to third party customers and 45% to the Wellsite Services Division.

Description of Products

     Top Drive Sales and Associated Business

Tesco offers a range of portable top drive products that includes both hydraulically and electrically powered machines capable of generating 450 to 1350 horsepower and with a rated lifting capacity of 250 to 650 tons. In 2002, the Products Division built 32 top drives, 25 of which were sold to third party customers and seven to the Wellsite Services Division. This exceeded the Corporation’s previous record of 23 third party top drive sales in 2001. These 2002 sales included five systems to be installed on offshore rigs, a market traditionally dominated by Tesco’s competitors.

With each top drive it sells, Tesco offers the services of top drive technicians who provide customers with training, installation and support services. Tesco also provides after-sales service and maintenance to its customers on an ongoing basis. After-sales service, parts and repair activity has increased in recent years, reflecting the increasing numbers of top drive units sold by Tesco that are in operation worldwide.

     Drilling Rigs

Tesco has been designing and manufacturing drilling rigs since 1997, and has to date built twelve advanced design hydraulic drilling rigs. Tesco built the first of these rigs for use in the development and testing of Casing Drilling™; this rig is still owned by Tesco and is currently in use at the Corporation’s training facility at its Houston plant. Eight of these rigs were built and sold to DTC. In 2002, Tesco designed and manufactured three of the rigs for the Wellsite Services Division, which it owns and operates for the provision of Casing Drilling™ services, as described above under “Casing Drilling Services”.

All of Tesco’s drilling rigs incorporate a hydraulic power distribution system allowing the varied horsepower demands of the three major rig components (i.e. the drawworks, mud pump and top drive) to be shared or distributed as required from a central prime mover. These rigs incorporate computerized control systems and reduced weight compared to conventional mechanical rigs, and all are capable of both Casing Drilling™ and conventional drill pipe drilling. A particular emphasis in Tesco’s rig designs has been the incorporation of a number of new automated features designed to improve safety and reduce rig-operating costs. These include a power catwalk, which is an automated pipe handling system, and a telescoping substructure design that allows for low transport and high operating height.

The three rigs manufactured by Tesco in the past year were designed specifically for Casing Drilling™ operations and more particularly for deployment in the ongoing Casing Drilling™ operations for Conoco in the Lobo field in southern Texas. The main objectives in designing these new rigs were to: reduce moving time and cost; increase depth rating; provide a redundant power source; accommodate a larger BOP stack; provide greater automation of the pipe handling process; and provide better compatibility with hot weather operations. These rigs, which are the first of Tesco’s new 250-ton Genesis series, were built on oilfield skids to permit the entire rig to be moved in 12 loads with standard oilfield winch trucks, without the use of a crane. They are designed for a rig move time of less than a day from release to spud. The rigs include a semi-automated pipe handling system that has been specifically designed for casing drilling, but can also be used for drill pipe drilling.

     Well Control Products

Tesco designs and manufactures a proprietary At Floor Snubbing Unit, which is a machine designed to pull pipe out of or push it into the well in pipe heavy or pipe light conditions. This technology was originally developed in conjunction with Tesco’s underbalanced drilling (“UBD”) system. This technology was retained after the sale of the Corporation’s UBD assets because the Corporation identified other potential applications for these units that are complimentary to Tesco’s core portable top drive and Casing Drilling™ technologies. To date, all of the At Floor Snubbing Units manufactured by the Products Division have been sold to the Wellsite Services Division. No new units were added to the Wellsite Services Division fleet in 2002.

Product Development

Tesco’s Product Development activities have to date focused primarily on the development and commercialization of the Corporation’s Casing Drilling™ technology.

Tesco acquired certain patent rights related to the Casing Drilling™ technology in 1995. Since that time, the Corporation has made a substantial investment in the development of the technology, including a variety of proprietary Casing Drilling™ tools. In 1998, the Corporation started to drill test wells at its research facility in Calgary, Alberta and, over the next three years, completed a number of vertical and directional test wells. From 1999 through 2002 numerous field trials were conducted at various locations. These field trials were key to the advancement of the technology, providing Tesco the opportunity to improve the functionality of various downhole tools and establish an operating procedure. The field trials affirmed the effectiveness of the Casing Drilling™ process and set the stage for commercialization of Casing Drilling™. The Corporation has now commenced marketing Casing Drilling™ as a proven commercial service. Commercialization was established with the signing of a two-year drilling contract with Conoco in February 2002.

One of the outcomes of the Casing Drilling field trials was the successful development of a new generation of Casing Drilling™ tools, including two different casing drive systems — an external and an internal drive — and a new drill lock assembly. In addition, a new generation underreamer has been developed specifically for directional drilling. These products continue to be evaluated and refined as commercial use expands the Corporation’s knowledge regarding their performance.

Upon the commercialization of Tesco’s Casing Drilling™ services in 2002, Casing Drilling™ operations were assumed by the Corporation’s Wellsite Services Division. The Corporation continues to conduct technology development activities to support and enhance the Corporation’s commercial exploitation of technology. This includes the initiation, development, testing and commercialization of new products and product improvements such as tools, rig components and drilling rigs.

Intellectual Property

The Corporation has an intellectual property strategy through which is seeks to obtain and preserve protection over all of its significant intellectual property. Pursuant to this strategy, Tesco pursues patent protection in appropriate jurisdictions for all of its innovations that have significant potential application to Tesco’s core businesses, particularly Casing Drilling™. Tesco holds patents and patent applications in the United States, Canada, Europe, Norway, Australia and through the Patent Cooperation Treaty (“PCT”; also termed International or World applications). Tesco also holds rights, through patent licence agreements, to other patented and/or patent pending technologies. In particular, Tesco’s patent portfolio includes 11 issued patents (8 U.S., 2 Canadian and 1 Australian) and 42 pending patent applications (10 U.S., 16 Canadian, 6 PCT, 5 European and 5 Norwegian).

The Corporation generally retains all intellectual property rights to its technology through non-disclosure and technology ownership agreements with all employees, suppliers, consultants and other third parties with whom the Corporation transacts business.

Competitive Conditions

Tesco was the first top drive manufacturer to provide portable top drives for land drilling rigs, thereby creating the onshore top drive market. According to recent industry data, fewer than 20% of land drilling rigs currently operate with a top drive. In the Corporation’s estimation, there exists significant further market potential for the Corporation’s portable top drives. Tesco’s primary competition in the sale of portable top drive systems includes Varco International, Inc., Canrig Drilling Technology Ltd., a subsidiary of Nabors Drilling Ltd. of the United States and National-Oilwell, Inc.

The Corporation is not aware of any direct competitor for Tesco’s Casing Drilling™ services or products. Tesco’s Casing Drilling™ process is proprietary and is deployed using Tesco’s proprietary Casing Drilling™ tools in conjunction with rigs purpose-built by Tesco. The primary competition comes from drilling contractors using the traditional drill pipe drilling process. The Corporation is aware of other methods for drilling with casing, which are used to a limited extent in various international locations. However, none of these methods are comparable to Tesco’s Casing Drilling™ in that they do not, to the best of the Corporation’s knowledge, include a retrievable bottomhole assembly feature nor certain other proprietary features of Tesco’s technology.

Numerous companies compete with Tesco in the design and manufacture of drilling rigs generally. However, only Tesco’s rigs are designed and constructed specifically for Casing Drilling™ applications.

The traditional casing running market, which Tesco entered with its purchase of Bo Gray, in North America is comprised principally of a large number of small and medium-sized operators that typically operate in limited geographic areas. Bo Gray had enjoyed a significant market share in the regional markets in which it operated; however, this represents only a minor portion of the casing running market as a whole.

Facilities

The Corporation owns a 37,000 square foot facility in Calgary, Alberta, which is the site of its corporate office, corporate service groups and operational sales and support personnel. The Corporation also leases a number of facilities in Calgary; a 12,000 square foot facility which houses the Wellsite Services Division’s Canadian business unit; an 89,000 square foot, four-building facility which is occupied by the manufacturing, engineering, inventory and logistics personnel of the Products Division; and a 13,000 square foot facility occupied by the Casing Drilling™ group. In March 2002, the Corporation entered into an agreement to purchase a 47-acre parcel in southeast Calgary with the intention of constructing a new corporate office and manufacturing facility on this property. In April 2003, the Corporation entered into a letter of intent to purchase a 70,000 square foot machining facility located on a 6.3-acre parcel of land in southeast Calgary; this purchase is expected to close in June 2003.

The Corporation owns a 67,000 square foot facility in Houston, Texas, which is occupied by the Wellsite Services Division’s management team and the United States business unit. It has a number of small field operating facilities in various locations in Texas and Louisiana. It also has operating and administrative facilities in: Cuidad del Carmen, Mexico; Santa Cruz, Bolivia; El Tigre, Venezuela; Jakarta, Indonesia; Beverwijk, Netherlands; and Hassi Messaoud, Algeria. In addition, the Corporation’s products and services marketing efforts are supported by personnel located in Australia, United Arab Emirates, France and China, as well as a network of agents located in most major petroleum producing regions.

Employees

At December 31, 2002 Tesco employed 1,014 people worldwide.

Environmental Protection

The Corporation did not incur any material capital expenditures in the past year as a result of environmental protection requirements, nor does it anticipate environmental protection requirements to have any material financial or operational effects on the capital expenditures, earnings or competitive position of the Corporation in future years.

Risks of Foreign Operations

Risks associated with the Corporation’s international operations are described in “Management’s Discussion and Analysis” under the heading “Risk Factors”, which information is incorporated herein by reference and is found on page 14 of the Corporation’s 2002 Annual Report.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Reference is made to the section titled “Selected Consolidated Financial Information” on page 5 of the Corporation’s 2002 Annual Report, which section is incorporated herein by reference.

DIVIDEND POLICY

Tesco has not declared or paid any dividends since 1993 and does not expect to declare or pay dividends in the near future. Any decision to pay dividends on its Common Shares will be made by the Board of Directors on the basis of Tesco’s earnings, financial requirements and other relevant conditions existing at the time.

DIRECTORS AND OFFICERS

Information is given below with respect to the current directors and officers of the Corporation, and the membership of committees of the Board of Directors. Directors stand for election at each annual general meeting of shareholders of the Corporation or until their successors are elected or appointed. The 2003 Annual General and Special Meeting of shareholders of the Corporation will be held on May 16, 2003.

Directors

Position with the Corporation and
Name and		Principal Occupation(s) for
Municipality of Residence	Director Since	Past Five Years

Fred J. Dyment(2)(3) Calgary, Alberta	August 22, 1996	Independent Businessman; formerly President and Chief Executive Officer of Maxx Petroleum Ltd. and President and Chief Executive Officer of Ranger Oil Limited

Gary L. Kott(2)(4) Houston, Texas	January 6, 2000	Independent Businessman; formerly President, Global Marine Drilling Co. and Senior Vice President and Chief Financial Officer, Global Marine Inc.

William S. Rice(3)(4) Calgary, Alberta	December 1, 1993	Non-executive Chairman of the Board of Directors of the Corporation; Managing Partner, Bennett Jones LLP, Barristers & Solicitors

Position with the Corporation and
Name and		Principal Occupation(s) for
Municipality of Residence	Director Since	Past Five Years

Norman W. Robertson(2)(4) Calgary, Alberta	August 22, 1996	Independent Businessman; formerly Chairman of the Board, Prudential Steel Ltd.

Michael W. Sutherlin(3)	September 1, 2002	Independent Businessman; formerly Group President, Drilling Equipment, Varco International, Inc.

Robert M. Tessari Calgary, Alberta	December 1, 1993	President and Chief Executive Officer of Tesco

Notes:

(1)	The Corporation has an Audit Committee, a Corporate Governance Committee and a Compensation Committee. It does not have an Executive Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Corporate Governance Committee.

(4)	Member of the Compensation Committee.

Officers

Name and	Office Held with the Corporation and
Municipality of Residence	Principal Occupation(s) for Past Five Years

Robert M. Tessari Calgary, Alberta	President and Chief Executive Officer of Tesco

Mark W. Fischer Calgary, Alberta	Executive Vice President and Chief Operating Officer of Tesco since April 1999; Manager, Marketing and Sales, Schlumberger of Canada from June 1997; formerly, Marketing Manager, Schlumberger Oilfield Australia

Per G. Angman Calgary, Alberta	Senior Vice President Engineering & Design of Tesco since March 2002; Senior Vice President, Research and Development of Tesco since April 2000; Senior Vice President, Research and Business Development of Tesco from March 1999; Senior Vice President, Engineering of Tesco from June 1998; formerly, Chief Operating Officer of Tesco

Bruce F. Longaker, Jr.	Executive Vice President, Finance & Chief Financial Officer since March 26, 2003; Executive Vice President and Chief Financial Officer with McDermott International Inc. from January 2001 to February 2002; Executive Vice President and President of Weatherford Global Compression Services from January 2000 to December 2000; formerly Senior Vice President, Chief Financial Officer and Treasurer of Weatherford International Inc.

Name and	Office Held with the Corporation and
Municipality of Residence	Principal Occupation(s) for Past Five Years

K. Evert Beierbach Calgary, Alberta	Senior Vice President New Product and Process Development of Tesco since March 2002; Senior Vice President, Products Division of Tesco since April 2000; Senior Vice President, Product Development of Tesco from March 1999; Senior Vice President of Tesco and General Manager of Tesco Drilling Technology (“TDT”) from April 1996; formerly, Vice-President, Worldwide Operations of TDT

Kenneth M. Bagan Calgary, Alberta	Senior Vice President Corporate Development and Law and Secretary of Tesco since October 2002; Vice-President, Corporate Development and General Counsel of Tesco since August 2000; General Counsel of Tesco from July 1997; private legal practitioner from March 1997; formerly, General Counsel of Nowsco Well Service Ltd.

Nigel M. Lakey Houston, Texas	Vice President, Services Eastern Hemisphere of Tesco since March 2002; Vice-President, Wellsite Services Division of Tesco since January 2001; Vice-President, Marketing of Tesco from May 2000; Worldwide Marketing Manager of Tesco from March 1998; Underbalanced Drilling Marketing Manager of Tesco from December, 1997; Team Leader, Drilling Engineering Services of Nowsco Well Service Ltd. from February 1997; formerly, President of Force Energy Services

Bonita M. Croft Calgary, Alberta	General Counsel and Assistant Secretary of Tesco since October 2002; formerly Senior Legal Counsel and Assistant Secretary of Tesco; prior to 2000, Legal Counsel of Talisman Energy Inc.

Michael T. Hensley Houston, Texas	Vice President, Services Western Hemisphere of Tesco since March 2002; formerly, Controller Wellsite Services Division of Tesco Corporation (US)

Daniel H. Withoff Houston, Texas	Vice President and General Manager, Latin America Operations of Tesco since January 1998; formerly, Manager, Marketing of TDT

Louis C. Klaver Calgary, Alberta	Vice President, Manufacturing of Tesco since March 2002; formerly, General Manager of Tesco Products Design and Manufacturing of Tesco

Carol A. Rosdobutko Calgary, Alberta	Vice President, Human Resources of Tesco since March 2002; formerly, Director, Human Resources of Tesco

As at March 31, 2003 the directors and officers of Tesco, as a group, beneficially owned or controlled, directly or indirectly, or exercised control or direction over, 1,008,408 Common Shares representing approximately 2.92% of the issued and outstanding Common Shares of the Corporation. The directors and officers also held, as at March 31, 2003, options to purchase an aggregate of 1,135,667 Common Shares which, if exercised, would increase the beneficial ownership of the directors and officers, as a group, to approximately 6.22% of the Corporation’s issued and outstanding Common Shares. The information contained herein as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Corporation by the respective directors and officers.

Mr. Gary L. Kott, one of the directors of Tesco, is a director of Friede Goldman Halter, Inc. (“FGH”), which filed, together with most of its subsidiaries, a Chapter 11 bankruptcy case under the United States Bankruptcy Code on April 19, 2001. FGH is a provider of design, new construction, conversion and repair services for oceangoing vessels, offshore drilling rigs and production platforms, and engineered products servicing the offshore energy, government and commercial markets. Since 2001, FGH has operated under Chapter 11 of the US Bankruptcy Code and has sold substantially all of its operating assets. The net sales proceeds will be distributed to FGH’s creditors by either (i) converting the bankruptcy case to a Chapter 7 liquidation, under which a trustee will be appointed or (ii) approving a liquidating plan of reorganization, under which an agent or trustee will be designated to liquidate the remaining assets and distribute the proceeds to creditors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the section entitled “Management’s Discussion and Analysis” which is found on pages 6 through 14 of the Corporation’s 2002 Annual Report, which section is incorporated herein by reference.

MARKET FOR SECURITIES

The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange and trade under the symbol “TEO” and on the NASDAQ National Market under the symbol “TESOF”.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation’s Management Information Circular and Proxy Statement for its most recent annual meeting of shareholders. Additional financial information is provided in the Corporation’s audited consolidated financial statements for the most recently completed financial year.

Tesco will provide to any person or company, upon request to the Secretary of the Corporation:

(a)		when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities,

	(i)	one copy of the Corporation’s latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

	(ii)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which such financial statements have been filed, together with the report of the auditor thereon, and one copy of the most recent interim financial statements of the Corporation that have been filed (if any) for any period after the end of the Corporation’s most recently completed financial year;

	(iii)	one copy of the information circular of the Corporation in respect of the most recent annual meeting of shareholders of the Corporation that involved the election of directors; and

	(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, a copy of the documents referred to in clauses (a)(i), (ii) or (iii) above, provided that the Corporation may require a payment of a reasonable charge from a person or company who is not a security holder of the Corporation.

For additional copies of this Annual Information Form, the Management Information Circular and Proxy Statement referred to above and the Annual Report, please contact:

Mr. Kenneth M. Bagan
Senior Vice-President, Corporate Development and Law and Secretary
Tesco Corporation
6204 — 6A Street S.E.
Calgary, Alberta
T2H 2B7
Telephone: (403) 233-0757
Facsimile: (403) 252-3362
E-mail: info@tescocorp.com

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains or incorporates by reference statements that may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements are included, directly or through incorporation by reference, throughout this Annual Information Form including, among other places, under the headings “Description of the Business” and “Management’s Discussion and Analysis”. These statements include, among others, statements regarding expectations of future revenues, activities, capital expenditures, technical results and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the background risks of the drilling services industry (e.g. operational risks; potential delays or changes in plans with respect to customers’ exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to levels of rental activities; and uncertainty of estimates and projections of costs and expenses); risks in conducting foreign operations (e.g. political and fiscal instability); volatility in hydrocarbon prices; exchange rate fluctuations; uncertainty and risks in technical results and performance of technology; and other uncertainties. Additional information on these and other factors that could affect the Corporation’s operational or financial results are included in the Corporation’s 2002 Annual Report under the heading “Management’s Discussion and Analysis”, and in the Corporation’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of the Corporation’s management at the time the statements are made. The Corporation assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.